FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Other Communication, dated January 17, 2008, regarding a presentation on Retail Banking given to the press.

Item 1
OTHER COMMUNICATIONS
Banco Santander, S.A. hereby encloses its presentation on Retail Banking given this morning during a meeting with the press.
Boadilla del Monte (Madrid), 17th January 2008.

Santander Retail _____ Banking 2007 Press meeting Madrid, January 17, 2008

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward- looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda Santander Retail Banking in Grupo Santander 2007 Strategy 2007 Results 2008 Lines of action

RETAIL BANKING: the main activity of Grupo Santander ... Profit before taxes Distribution by business segments (Total: EUR 9,182 mill.) Mill. euros _____ SAN Retail (7,003) GB&M (1,632) 76% 18% 6% Asset Mgmt. & Insurance (546) 82% retail Data 9M’07

... placing us among the world leaders in retail and consumer banking Leader by number of branches among international banks** By profit Santander* 13,000 7 th HSBC 10,100 bank worldwide Citigroup 8,300 in 2006 BoA 5,700 BNP Paribas 5,200 Wachovia 4,200 RBS 4,156 By market cap. Barclays 3,600 8 th JP Morgan 3,096 bank worldwide UBS 1,135 in 2007

Santander Retail Banking continues to be a key player in the Group’s retail banking strategy ... 1 Contributes to the Leader in one of the most attractive banking Group’s size in Spain markets in the European Union 2 Contributes to the High, solid and sustained Group’s growth 3 Strengthens the Customer focus Innovation Group’s business model Quality Sales culturezx ... making the biggest contribution to the Group’s results

1 Santander Retail contributes to the Group’s size in Spain Preferential positioning in the Spanish market Customers: Leading the Spanish 8.4 million Size Banking Group** Employees: 16,696 (Sep.’07) Loans 1º Branches: 2,975* Customer funds 1º Mutual funds 1º Activity: 228,315 mill. Individual pension _____ Activity and plans 1º Net operating Results income: 2,132 mill. Gross operating income 1º (Sep. ’07) Attributable Net operating income 1º Profit: 1,357 mill. PBT 1º (*) Ordinal number (**) Source: AEB, CECA, Inverco and banks. Data as of September 2007

8 2 Santander Retail contributes to the Group’s growth Sustained contribution to activity and results growth Loans Net operating income EUR Mill. EUR Mill. CAGR: +15.5% 109,706 117,432 CAGR: +15.5% (*) 93,892 82,364 2,429 69,586 2,101 2,132 57,234 1,793 1,658 1,384 2002 2003 2004 2005 2006 Sep-07 2002 2003 2004 2005 2006 9M’07 Customer funds Attributable profit EUR Mill. EUR Mill. CAGR: +6.7% CAGR: +21.6% (*) 108,469 110,883 1,505 100,237 92,505 1,285 1,357 80,084 85,859 793 891 681 2002 2003 2004 2005 2006 Sep-07 2002** 2003** 2004 2005 2006 9M’07

3 Santander Retail strengthens the Group’s business model Santander business model Locally focused with a global vision Supported by a large customer base: distribution capacity Organic growth by linkage and quality Proven business model, exportable and _____ generator of best practices _____ Santander Retail benefits from and at the same time enriches the Group’s business model Global businesses Best practices Technology (Partenón, Alhambra) ...

In short, Santander Retail is the business unit making the biggest contribution to the Group ... Profit as of September 2007 (%) GB&M 18 SAN Retail Asset Mgmt. & 21 Insurance 6 Other 3 8 Banesto 5 8 Other Retail Latam Retail e Chil Co Banking Banking: 7 5 ns o u m 21% ic 6 P e r Continental x B.C. o e r Europe: M l t i UK u z g a a 21% r l B 13 ... with all units growing at a strong pace

Agenda Santander Retail Banking in Grupo Santander 2007 Strategy 2007 Results 2008 Lines of action

In 2007 Santander Retail took a step further on the path started in 2006, ... ... our new strategy for banking with customers 2003/04 2005 2006 2007 CUSTOMER MANAGEMENT Spread Profitable improvement growth Launching of “We Plan’s extension New business Branch want to be your opportunities openings Bank” plan Commercial Quality META100 Quality boost improvement Plan New boost to commercial Market share Technological Da Vinci Model network platform: methodology and Partenón commercial Profitable growth systems: Risk quality

Specifically, we acted on the five pillars of our 13 management model ... Focus on individual customers: Strategic Plan “We want to be your Bank” ■ Customer Extended to new customer segments (stores, self-employed, Management immigrants, students and shareholders) Personalised service for Private Banking, Personal Banking, Companies and Institutions Da Vinci Model, commercial methodology and systems Strengthen Santander Retail Banking: new territorial organisation ☐Retail closer to the customer Banking model Apply advanced commercial intelligence to sales processes (CRM and Multi-channelling) Innovate in custom-made products for each customer Increase customer satisfaction ☐Service Reduce customer complaints Quality Consolidate “Plan de Calidad Meta 100”, with methodology and targets by branch

... while keeping focus on costs and risks “Wider jaws” due to revenue generation: “We want to be your · Efficiency Bank” Plan and activity’s profitable growth ratio Selective cost growth due to strengthening of retail banking and I-09 projects (consumer, means of payment, business) Risk quality: caution and maximum rigour ❒Risk Quality Foster risk/return management Advance in centralised risk management processes

1. In Customer Management, “We want to be your Bank” is, in second year, again a strong accelerator of Santander Retail ... Today 3.8 mill. beneficiary customers vs. the initial 2.4 mill. (Jan.06) Total new captured customers* (thousands) Capturing 466 513 almost x2 the rate prior 315 to the plan 2005 2006 2007 Total customers who left the Plan** (thousands) Retention 511 Less than half the 251 246 churn rate 2005 2006 2007 Total net customers linked to the Plan (thousands) Net linkage 394 371 x4 the rate prior to 102 the plan 2005 2006 2007 (*) Newly captured customers (new ID’s) who signed for some product or with direct debit / deposit (**) Former customers benefiting from the Plan at the beginning of the period who at the end of are no longer benefiting from it

1. ... contributing with I-09 projects to strengthen our position in 16 key products ... +89% Capturing customers 407 363 with payrolls 192 2005 2006 2007 Almost doubling _____ the capturing rate +92% before the Plan ... Capturing customers 121 82 with pensions 63 2005 2006 2007 +3% Capturing customers 74 83 76 ... maintaining the with mortgages same mortgage levels 2005 2006 2007 Note: Customers subscribed to “We want to be your Bank” Plan who signed for the product in each period

1. ... and in cross-selling products ... Debit cards Credit cards Thousands of customers Thousands of customers +41% +58% 570 543 384 244 259 164 2005 2006 2007 Consolidating 2005 2006 2007 solid capturing Personal financing rates well above Life insurance those before Thousands of customers Thousands of customers the Plan +46% +60% 222 247 169 163 174 109 2005 2006 2007 2005 2006 2007zx ... clearly highlighting the capacity of our long term customers strategy the second year running Note: Customers assigned to “We want to be your Bank” Plan who signed for the product in each period

2. In the Retail Banking model, structural change in the mass 18 market segment via four routes CAPTURING AND DEVELOPMENT AND RETENTION LINKAGE Design of value proposals Premium 5% by segment customers Commercial “Choosing the portfolios customers with the greater potential _____ ....” ... Mass Branches Immigrants Market /Other Wage-earners Young people Self-employed Priority and channels organisation using University students commercial intelligence “... and identifying specific sales opportunities”

3. In Service Quality, “We want to be your Bank” was the 19 driving force to achieve significant improvements Customer satisfaction Number of customer complaints* % SATISFIED customers 1,6 29 1,503 1,416 1,410 1,3251,482 1, 388 1,335 2005 Beneficiary 94.3% 1,256 customers 1,148 1,045 1,049 2006 720 560 851 743 773 720 728 482 415 366 405 378 389 Non- 284 2007 beneficiary 86.0% 223 128 customers 36 Jan Feb Mar Apr May Jun _____ Jul _____ Aug Sep _____ Oct _____ N ov Dec Source: STIGA satisfaction poll on 81,225 individual customers done between 22/01 and 13/12/07 at a national level Source: Banco Santander, Customer Service Desk General satisfaction improvement, In Q4’07, 80% reduction over Q4’06 and greater for customers subscribed to Plan 90% over Q4’05 (*) Unsolved complaints at the branches were received at the Bank’s Customer Service Desk.

These three pillars helped to strengthen our revenue- generating capacity ... ... the basis of our sustained results _____ Customer management Sustained activity growth Growth diversification Sales culture Better revenue structure Service quality Greater productivity

... and to improve productivity Activity* per employee Productivity** per employee EUR million EUR thousands 287 +5% 13.6 +14% +14% 12.9 +11% 251 11.3 225 9M’05 9M’06 9M’07 9M’05 9M’06 9M’07 Activity* per branch Productivity** per branch EUR million EUR thousands 1,654 79.0 76.4 +3% +10% +7% 1,507 71.2 +3% 1,461 9M’05 9M’06 9M’07 9M’05 9M’06 9M’07 (*) Loans + funds per period-end employees / branches (**) Gross operating income per average employees / branches

4. In Costs, active management to absorb the significant 22 investment made in commercial distribution in recent years ... Boost branch network ... Operating expenses Net branch increase in 12 months EUR Mill. 163 CAGR: +2.7% 120 120 1,417 1,307 1,293 1,311 32 +11% o/Dec’04 2004 2005 2006 Sep’07 9M’04 9M’05 9M’06 9M07 ... and staff: Total: +1% o/ Dec. 2004 ... growing below average inflation Commercial: +8% o/ Dec. 2004 ‘05-’07: >3.5% ... which produced a gain in efficiency year after year (5.8 p.p. improvement in the last 2 years)

5. Strict risk management is part of Santander Retail’s DNA 23 Management keys NPLs ratio at the lowest levels ever and in line with the market ... Boost management of risk/return by products and customers Total banking system OSR* Reduced exposure to products / 0.84% 0.80% segments of greater risk (even if it 0.72% means relinquishing growth) Santander Retail Geographic / business diversification 0.66% 0.59% 0.57% Low customer concentration Balance between centralised and 2005 2006 Sep’07 decentralised management Well supported by technology (tools) and the Group’s expertise ... and with high coverage (+254%) An excellent starting point to face the new competitive environment (*) Total banking entities. Other Resident Sectors NPLs over Total OSR Loans. Source: Bank of Spain

5. Loan-loss provisions performance reflects credit quality 24 and the creation of generic funds Credit cost* vs. spread Loan-loss provisions 1.43% 1.32% 1.25% EUR million CAGR: +8% Credit Spread 288 237 0.08% 0.06% 0.08%Credit 205 cost Total 2005 2006 9M’07 260 168 159 Generic Generic funds Specific 46 69 EUR Mill. 27 ~2.000 +500 mill. 9M’05 9M’06 9M’07 Low increase in specific provisions vs. business (+23 mill. in 2 years vs. +587 mill. in net operating income) 2005 2006 9M’07 (*) Specific provisions over loans

Agenda Santander Retail Banking in Grupo Santander 2007 Strategy 2007 Results 2008 Lines of action

26 On this basis, Santander Retail offers “profitable growth” of activity with strong improvement of spreads ... Activity Spreads Y-o-Y change of average monthly balances September 2007 3.94 3.69 3.44 3.47 3.16 3.26 3.10 Loans +12% 2.70 2.43 2.16 2.22 1.87 1.95 1.71 Funds +5% 1.39 1.29 1.26 1.31 1.28 1.25 1.24 Activity +8% Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Loans Deposits Total

... and more focused on consumer and companies on the asset side and on on-balance funds on the liabilities side Loans Customer funds _____ Change Sep’07 / Sep’06 Change Sep’07 / Sep’06 Average monthly balances Average monthly balances +14% +12% +9% +10% +6% +6% +5% -5% Demand Time Mutual Pension _____ Mortgages Portfolio Credits Loans deposits deposits funds plans Individual customers*: +11% Individual customers*: +9% Companies: +13% Companies: +2% *Mass market

All of it contributing to the strong growth of net interest income ... Net interest income EUR million x 1.5 2,096 1,729 +21% 1,540 1,409 +12% +9% 9M’04 9M’05 9M’06 9M’07

... setting new records quarter after quarter Net interest income _____ EUR million year-on-year % change 742 705 650 609 635 583 537 +9% +13% +14% +17% +21% +21% +22% Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3

Fees and commissions growth due to greater activity absorbs the “investment” made in “We want to be your Bank” ... Fees and commissions Total 1,337 +8% 1,444 EUR Mill. Services 237 -5% 225 Savings- 666 Investment 595 +12% Insurance 103 +41% 145 Risk 230 +5% 242 Trading gains (*) 172 166 -4% 9M’06 9M’07 (*) Customer fees. Profit in exchange rates and derivatives

... feeding through to service fees _____ Service fees Total 237 -5% 225 EUR Mill. % Share Means of payment 129 -5% 123 54 Admin. and maintenance 47 -11% 42 19 Transfers 34 +3% 35 16 Cheques 17 -7% 16 7 Other(*) 10 9 4 -2% 9M’06 9M’07 (*) Security Boxes and issuance of receipts

All of it contributing to higher revenues and balanced growth ... Revenues Gross op. 2,833 +8% 3,066 +15% 3,540 income EUR million 225 -5% -23% 237 Service fees 307 1,219 1,100 +11% Business fees 986 +12% 2,096 Net interest income 1,540 1,729 +21% +12% 9M’05 9M’06 9M’07

... with suitable distribution by segments and products 33 Revenues By segments By products Trading Personal Banking and gains 6% Mortgages Private Banking SMEs and 9% 13% Mutual funds _____ businesses fees 17% Other loans 29% and assets 20% Other fees 20% Companies and Deposits Individual 28% Institutions customers 16% 42%

... which absorbs the strong investment, to keep the 34 “jaws” wide open and improve efficiency “Jaws” Efficiency ratio* (%) % Year-on-year change +15.5 +7.4 p.p. 44.8 41.5 +8.2 +8.1 39.0 With +6.8 p.p. amortisations 38.5 +1.4 35.9 W/out 34.1 amortis. Revenues Expenses Revenues Expenses 9M’06 9M’07 9M’05 9M’06 9M’07 (*) (General expenses — compensation fees + amortisations) / (gross operating income + net financial services)

Also, it is a “healthy growth”, with reduced loan-loss provisions 35 due to the quality of the loan portfolio and the funds established ... Net operating income “gross” and “net” of loan-loss provisions Loan-loss provisions EUR million EUR million CAGR: +17% 2,132 CAGR: +8% 288 1,760 Net op. income “gross” 1,545 237 205 LLPs 1,896 Net op. income 1,472 net of LLPs 1,339 CAGR: +19% 9M’05 9M’06 9M’07 9M’05 9M’06 9M’07 Similar growth of net operating income before and after loan-loss provisions

... producing an excellent net operating income quarterly 36 performance before and after LLPs Net operating income after loan-loss Net operating income provisions EUR million EUR million +21% 727 +29% 714 691 669 639 641 615 612 619 615 533 528 468 476 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3

In short, quality earnings pointing to a new record in all revenue items and profits in 2007 Net operating income Attributable profit _____ Var.% 9M’07 / 9M’06 EUR million Gross +29% 1,357 operating +15% income 1,050 Expenses* +8% Net _____ operating +21% income 9M’06 9M’07 (*) Personnel + general costs + amortisation and depreciation

38 ... continuing the acceleration trend of recent years _____ Attributable profit EUR million CAGR (02-07): +22%* 1,505 1,357 1,285 891 793 681 2002** 2003** 2004 2005 2006 9M’07 (*) 2007 data annualised (**) Estimated data including IFRS’s impact

Agenda Santander Retail Banking in Grupo Santander 2007 Strategy 2007 Results 2008 Lines of action

Santander Retail Banking starts 2008 with a clear focus in order to face a tougher environment Products / Segments Distribution Mortgages: acting on an adjusting market Branch expansion completed Potential in: Commercial capacity increase — Mass market with variable costs — Private Banking / Personal Banking Centralised Marketing — Companies Towards a more efficient distribution Technological capacity (Partenón/Alhambra) Well supported Quality improvement by: Managing costs and risk capabilities

Our commitments for 2008 are framed within the outlook 41 announced at the last Investors’ Day (*) Financial targets (2006-2009) Gross Operating Income Efficiency ratio (%) Including amortisations 41.0 CAGR>12% -700 b.p. <34.0 2006 2009 2006 2009 Risk quality Risk Premium normalising (*) September 2007. Based on current economic outlook

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: January 18, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President